MP63 FUND INC.

8000 TOWN CENTRE DRIVE STE 400 BROADVIEW HEIGHTS, OH 44147

December 17, 2018

Ms. Christina DiAngelo Fettig Division of Investment Management Office of Disclosure and Review

U.S. Securities and Exchange Commission 100 F Street NE

Washington, DC 20549

Re: MP63 Fund – File Nos. 811-09053, 333-65599

Dear Ms. Fettig:

You recently provided comments relating to the review by the staff of the Securities and Ex- change Commission of the annual shareholder report filing for the MP63 Fund (the “Fund”) on Form N-CSR for the fiscal year ended February 28, 2018 (filed on May 9, 2018) as well as the Fund’s Form N-SAR-B filing on April 27, 2018. This letter responds to those com- ments. For your convenience and reference, I have summarized the comments in this letter and provided the Fund’s response below to each such comment.

Comments Pertaining to the N-CSR Filing Generally

1.

Comment:  It appears that some pieces of the filing of the Fund’s Annual Report on Form N-CSR may be missing. For example, the N-CSR filing with the Commission does not include Management’s Discussion of Fund Performance, as required by SEC Rules. Please review the N-CSR filing to determine what portions are missing.  Please file a complete amended form N-CSR with all required information, and with updated certifications. Please also verify that the complete shareholder report, including Management’s Discussion of Fund Performance, and any other required information that was omitted from the SEC filing, was transmitted to shareholders.

Response: The Fund has reviewed the N-CSR filing to determine what portions were miss- ing and on December 12, 2018 filed an amended form N-CSR with all required information, including Management’s Discussion of Fund Performance, and with updated certifications. The Fund also verifies that the complete amended shareholder report, including Manage- ment’s Discussion of Fund Performance, was transmitted to shareholders.

Comments Pertaining to Portfolio Illustration Pie Chart

2.

Comment: The Portfolio Illustration Pie Chart reflects that holdings in the Industri- als Sector represent 27.33% of the Fund’s portfolio as of February 28, 2018.  Please con- sider whether the Fund focuses its investments in the Industrials Sector as a principal investment strategy, and if so, please consider whether the strategy and related risks are properly disclosed.

1-877-MP63FUN ● (1-877-676-3386)

Response: The Fund does not intend to focus its investments in the Industrials Sector as a principal investment strategy. While we acknowledge that the Fund’s holdings in the indus- trial sector exceeded 25% as of the end of the most current fiscal year, our internal analysis shows that MP63 Fund’s holdings in the industrial sector are well-diversified and do not have a strong correlation to industrial sector performance as a whole. We also recognize, however, that the Fund may on occasion focus its investments in particular sectors depending on its as- sessment of market conditions and the attractiveness of that sector relative to those conditions. Consequently, the Fund will monitor the situation and update the prospectus as appropriate to add the following language to its principal investment strategies section:

“The Fund may, at times, concentrate its investments in a particular sector, such as the In- dustrials Sector, if the Adviser believes that stocks in that particular sector are likely to per- form more favorably.”

If we decide to add this language to our principal investment strategies disclosure, we will then also then add the following principal investment risk disclosure:

Sector Risk. Although the Adviser will not concentrate a Fund’s investment in any particular industry or group of industries, the Adviser may allocate more of the Fund’s investments to a particular sector or sectors in the market. If the Fund invests a significant portion of its total assets in certain sectors, its investment portfolio will be more susceptible to the financial, economic, business, and political developments that affect those sectors.

Comments Pertaining to the Schedule of Investments

3.

Comment: The Fund’s Schedule of Investments, under the heading Cash & Equiva- lents, reflects that the Fund invests approximately 2.33% of its investments in the Fidelity In- stitutional Money Market Government Portfolio. Please disclose the class of shares of the Fidelity Institutional Money Market Gov’t Portfolio in which the Fund invests, as required by SEC rules.

Response: The Fund confirms and discloses that it currently invests in Class I Shares of the Fidelity Institutional Money Market Gov’t Portfolio, and has disclosed this information the most recent semiannual report, filed on November 9, 2018, and in the December 12, 2018 amended N-CSR filing. The Fund also commits to disclosing the share class of such invest- ments in all future annual and semiannual reports.

Comments Pertaining to the Expense Example

4.

Comment: The Expense Example in the Form N-CSR filing for the fiscal year end- ing February 28, 2018 contains the following disclosure:

“As a shareholder of the MP63 Fund, you incur two types of costs: (1) transaction costs, in- cluding sales charges (loads) on purchase payments, reinvested dividends, or other distribu- tions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution [and/or service] (12b-1) fees; and other Fund expenses.”

With respect to the narrative explanation of the expense example, the Instructions to Form N1-A, and in particular Instruction 1.(b) to Item 27(d), require “the Fund to make any modifi- cations necessary to reflect accurately the Fund’s circumstances” and permit the Fund to “eliminate any parts of the narrative explanations that are inapplicable”. Given that the Fund is a no-load fund with no 12b-1 fees, please consider modifying this disclosure.

Response: The Fund has modified this disclosure in its most recent semiannual report, filed on November 9, 2018, and in the December 12, 2018 amended N-CSR filing. The Fund rep- resents that it will use this language in all future N-CSR and N-CSRS filings.

“As a shareholder of the MP63 Fund, you incur two types of costs: (1) transaction costs, in- cluding brokerage and other costs associated with portfolio purchases and sales, reinvested dividends, or other distributions; and redemption fees; and (2) ongoing costs, including man- agement fees; service provider fees and expenses and other Fund expenses.”

Comments Pertaining to Form N-SCR

5.

Comment: Please ensure that the Fund is using the most current version of Form N- CSR with its updated format, which is effective for financial statements filed with the SEC on or after August 1, 2017.

Response: The Fund confirms that it has used the most current version of Form N-CSR for its most recent semiannual report, filed on November 9, 2018, and in the December 12, 2018 amended N-CSR filing, and will do so with respect to all N-CSR filings prospectively.

Comments Pertaining Form N-SAR-B Filing of April 27, 2018

6.

Comment: Sub-Item 77B of Form N-SAR-B requires management investment com- panies to furnish a report of its independent public accountant on the company’s system of internal accounting controls. The accountant’s report shall be furnished as an exhibit to the form filed for the company’s fiscal year and shall: (1) be addressed to the company’s share- holders and board of directors; (2) be dated; (3) be signed manually; and (4) indicate the city and state where issued. The internal control report filed with the Funds N-SAR-B filing of April 27, 2018 does not indicate the city and state where issued.  Please provide that informa- tion with respect to future N-SAR filings.

Response: The Fund commits to providing this information with respect to future N-SAR fil- ings.

6.

Comment: Under Investment Company Act Rule 30e-1 (b), funds are required, in their annual and semi-annual reports, to furnish the following information with respect to any matter that was submitted during the period covered by the shareholder report to a vote of shareholders, through the solicitation of proxies or otherwise:

(1)

The date of the meeting and whether it was an annual or special meeting.

(2)

If the meeting involved the election of directors, the name of each director elected at the meeting and the name of each other director whose term of office as a director continued after the meeting.

(3)

A brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter, including a separate tabulation with respect to each matter or nominee for office.

It does not appear that this information was ever furnished in any annual or semi-annual re- port with respect to the definitive proxy materials that were filed with the Commission on Oc- tober 25, 2016 related to the election of fund directors. Please provide this information in your next annual or semi-annual report.

Response: The Fund has provided this information in its most recent semi-annual report, filed on November 9, 2018.

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If you have any questions or additional comments, please call fund counsel, Thomas G. Shee- han, at 207-228-7165 or e-mail him at tsheehan@bernsteinshur.com.

Sincerely,

Mario Medina Treasurer, MP63 Fund